EXHIBIT 12.1
FCA US LLC AND CONSOLIDATED SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(in millions of dollars)
Earnings:
Income (loss) before income taxes (d)	$1,557	$2,204	$1,942	$381	$(513)
Equity (income) loss	(1)	8	5	3	5
Fixed charges	955	1,216	1,262	1,409	1,588
Amortization of capitalized interest, net of amount capitalized	11	(67)	(78)	(74)	(169)
Earnings available for fixed charges	2,522	3,361	3,131	1,719	911

Fixed Charges:
Interest expense	$842	$1,035	$1,094	$1,238	$1,276
Gold Key Lease interest expense (a)	—	—	1	21	90
Capitalized interest	53	126	116	100	175
Estimated interest on operating leases (b)	60	55	51	50	47
Total fixed charges	955	1,216	1,262	1,409	1,588
Ratio of earnings to fixed charges	2.64x	2.76x	2.48x	1.22x	N/A
Deficiency of earnings to cover fixed charges (c)	N/A	N/A	N/A	N/A	677

(a)	Represents financial interest expense and net interest accretion related to Gold Key Lease financing activities which are included in Cost of sales.

(b)	Amount is calculated as one-third of net operating lease expense.

(c)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges.

(d)	Income (loss) before income taxes includes the following (in millions of dollars):

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Restructuring expenses (income), net	$11	$(14)	$(61)	$3	$48
Loss on extinguishment of debt (1)(2)(3)	504	24	—	551	—
Loss on Canadian Health Care Trust Settlement (4)	—	—	—	—	46

(1)
In connection with the February 2014 prepayment of the VEBA Trust Note, with an original face amount of $4,587 million, we recognized a $504 million loss on extinguishment of debt, consisting primarily of the remaining unamortized debt discount. For additional information, refer to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —New Debt Issuances and Prepayment of the VEBA Trust Note.

(2)
In connection with the June 2013 amendment of our Senior Credit Facilities and December 2013 re-pricing of the Tranche B Term Loan, we recognized a $24 million loss on extinguishment of debt. The loss consisted of the write off of $13 million of unamortized debt discounts and $3 million of unamortized debt issuance costs associated with the Senior Credit Facilities, as well as $8 million of call premium and other fees associated with the amendments. For additional information, refer to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —Senior Credit Facilities.

(3)
In connection with the repayment of our outstanding obligations under the U.S. Treasury and Export Development Canada, or EDC, credit facilities in May 2011, we recognized a $551 million loss on extinguishment of debt, which consisted of the write off of $136 million of unamortized discounts and $34 million of unamortized debt issuance costs associated with the U.S. Treasury first lien credit facilities and $367 million of unamortized discounts and $14 million of unamortized debt issuance costs associated with the EDC credit facilities.

(4)
In 2010, FCA Canada Inc., formerly known as Chrysler Canada Inc., entered into a settlement agreement with the National Automobile, Aerospace, Transportation and General Workers Union of Canada, or CAW, to permanently transfer the responsibility for providing postretirement health care benefits to CAW represented employees, retirees and dependents to a new retiree plan. The new retiree plan will be funded by the Canadian Health Care Trust, or HCT. During the year ended December 31, 2010, we recognized a $46 million loss as a result of the Canadian HCT Settlement Agreement.